

December 30, 2011

Via E-mail
Thomas Kidrin, President
Worlds Online, Inc.
11 Royal Road
Brookline, MA 02445

> **Re:** **Worlds Online Inc.**
> **Amendment No. 3 to Form 10-12G**
> **Filed December 6, 2011**
> **File No. 000-54433**

Dear Mr. Kidrin:

We have reviewed the above-referenced filing and the related response letter December 6, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, prior comments refer to those in our letter dated November 2, 2011.

General

1. We note your response to prior comment 1 where you indicate that the company believed no periodic reports were due until 45 days after the close of the company's third quarter. We further note that you filed the September 30, 2011 Form 10-Q on November 21, 2011. However, the Form 10 includes audited financial statements for the period from inception (January 25, 2011) through May 31, 2011 and the Form 10-Q includes interim financial statements for the three months ended September 30, 2011, which includes July, August and September. Accordingly, it appears that you have not yet provided financial information for June 30, 2011. As June 30th was the quarter-end following the most recent period included in the Form 10, the June 30, 2011 Form 10-Q should have been filed within 45 days of the effective date of your registration statement or by September 22, 2011. Please file accordingly and revise your disclosures regarding the timeliness of your filings. We refer you to Exchange Act Rules 13a-13 and 15d-13.

Worlds Online Predecessor Financial Statements

General

2. We note from your response to prior comment 5 that the predecessor balance sheet reflects the assets and liabilities of your online business operations prior to the spin-off transaction. We further note, from both this response and your response to comment 3 in

your letter dated October 6, 2011, that certain assets and liabilities of the predecessor company were retained by Worlds Inc. Please revise your predecessor financial statements, at and for the period ended January 24, 2011, to reflect the contribution of the net liabilities to the legal spinnor such that the balance sheet immediately prior to the spin-off reflects the assets and liabilities of Worlds Online net of the amounts retained by Worlds Inc., with the offset reflected in your statement of stockholders' deficit.

3.   Also, your response to prior comment 4 indicates that the predecessor financial statement footnotes includes all disclosures required under SAB Topic 1.B.1, however, we could not locate such disclosures. Please revise the notes to the predecessor financial statements to include a discussion regarding the methods used to allocate expenses to the predecessor's financial statements along with management's assertions that such methods were reasonable. In addition, include a discussion of the assets and liabilities that were retained by Worlds Inc. as part of the spin-off transaction and why.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3457 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs for

Maryse Mills-Apenteng
Special Counsel

Via E-mail
Irving Rothstein
Feder Kaszovitz LLP